Enfusion, Inc.

125 South Clark Street, Suite 750

Chicago, IL 60603

VIA EDGAR

November 30, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief
Aliya Ishmukhamedova, Law Clerk

Re:	Enfusion, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-268477

Dear Ms. Woo and Ms. Ishmukhamedova:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Enfusion, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to December 2, 2022 at 4:00 P.M., Eastern Time or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling Gregg L. Katz at (617) 570-1406. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Gregg L. Katz.

If you have any questions regarding this request, please contact Gregg L. Katz of Goodwin Procter LLP at (617) 570-1406.

Sincerely,

ENFUSION, INC.

/s/ Matthew Campobasso
Matthew Campobasso
General Counsel and Corporate Secretary

cc:

Oleg Movchan, Enfusion, Inc.

Gregg L. Katz, Goodwin Procter LLP

Jesse Nevarez, Goodwin Procter LLP